                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                         SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*



                        NURESCELL INC.
-----------------------------------------------------------
                       (Name of Issuer)

                COMMON STOCK, $.0001 par value
-----------------------------------------------------------
                (Title of Class of Securities)


                         67057R 10 1
             ---------------------------------
                      (CUSIP Number)


     Adrian A. Joseph, Ph.D.; 1400 Bristol Street North
  Suite 240, Newport Beach, California 92660 (949)752-0071
-----------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         July 15, 1999
                 -----------------------------
             (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                           Page 1 of  6  Pages
                                     ---

CUSIP NO. 67057R 10 1                   13D                Page  2  of  6 Pages
                                                                ----  ----
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Adrian A. Joseph, Ph.D.

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /

-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       OO

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  -0-

                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY                 6,922,750
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                        -0-

                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               6,922,750

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,922,750

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 67057R 10 1                    13D                Page  3 of 6 Pages
                                                                ----  ---
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dianna Joseph

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Canada

--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                                  -0-

                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY                 6,922,750
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                        -0-

                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               6,922,750

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,922,750

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                         * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         SCHEDULE 13D

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 7, 1999 (the "Schedule 13D") by Adrian A. Joseph, Ph.D. and Dianna Joseph, with respect to the shares of Common Stock, par value $0.0001 of Nurescell Inc. Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.

Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 1.   SECURITY AND ISSUER.

          Title of Class: Common Stock, par value $.0001

          Issuer: Nurescell Inc.

          Principal Executive Offices:
                 1400 Bristol Street North
                 Suite 240, Newport Beach,
                 California 92660

Item 2. of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)   Adrian A. Joseph, Ph.D. and Dianna Joseph (the "Josephs")

          (b) The Josephs' business address is 1400 Bristol Street North, Suite 240, Newport Beach, California 92660

          (c) Adrian A. Joseph is the President of Nurescell Inc. ("Nurescell"). Nurescell is in the business of developing and commercially exploiting a proprietary radiation shielding technology and is located at 1400 Bristol Street North, Suite 240, Newport Beach, California 92660. Dianna Joseph is the wife of Adrian A. Joseph.

          (d) During the last five years, neither Adrian A. Joseph nor Dianna Joseph has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Adrian A. Joseph nor Dianna Joseph has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)   Adrian A. Joseph and Dianna Joseph are Canadian citizens.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The 6,922,750 shares beneficially owned by the Josephs (the "Shares") constitute approximately 51.8% of Nurescell's Common Stock outstanding as of November 18, 1999.

          (b) The Josephs share the voting and dispositive power with respect to the Shares.

          (c) The Josephs have engaged in the following transactions with respect to Nurescell's Common Stock since the most recent filing of Schedule 13D:


Transaction               Number of                 Price For                Type of
   Date                    Shares                    Share                  Transaction
-----------               ---------                 ---------               -----------
4/6/99                      5,000                    $1.282                    Sale
5/15/99                     2,000                    $2.50                     Sale
5/21/99                     1,000                    $2.50                     Sale
5/25/99                     4,000                    $2.50                     Sale
5/26/99                     1,000                    $2.50                     Sale
5/27/99                    10,000                    $2.50                     Sale
5/28/99                     1,000                    $2.50                     Sale
6/1/99                      2,000                    N/A                       Gift
6/5/99                      5,000                    $2.50                     Sale
6/7/99                      3,000                    $1.00                     Sale
6/7/99                      1,000                    $2.50                     Sale
6/9/99                      2,000                    $2.50                     Sale
6/14/99                     5,000                    N/A                       Gift
6/14/99                     1,000                    $2.00                     Sale
6/17/99                     1,000                    $2.00                     Sale
6/18/99                     1,000                    $2.00                     Sale
7/7/99                      1,000                    $1.00                     Sale
7/7/99                     12,000                    $2.00                     Sale
7/7/99                      9,000                    $3.00                     Sale
7/11/99                     1,000                    $1.00                     Sale
7/11/99                    14,000                    $2.00                     Sale
7/11/99                     2,000                    $3.00                     Sale
7/12/99                     2,000                    $3.00                     Sale
7/15/99                    72,000                    $2.50                     Sale
7/21/99                    26,000                    $1.00                     Sale
7/21/99                     3,000                    $2.00                     Sale
8/2/99                     15,000                    $2.50                     Sale
8/23/99                    26,000                    N/A                       Gift
9/1/99                    500,000                    $0.80                     Sale
9/24/99                    13,000                    N/A                       Gift
10/1/99                    25,000                    N/A                       Gift
10/1/99                    30,000                    $1.00                     Sale
10/1/99                    80,000                    $1.25                     Sale
10/1/99                    10,000                    $1.50                     Sale
10/10/99                   75,000                    $1.00                     Gift
10/12/99                    2,000                    $0.90                     Sale
10/12/99                   20,000                    $0.91                     Sale
10/14/99                   30,000                    $1.00                     Sale
10/15/99                   25,000                    N/A                       Gift
10/15/99                    8,250                    $1.00                     Sale
10/22/99                   10,000                    $1.65                     Sale
10/25/99                   35,000                    N/A                       Gift
10/26/99                   30,000                    $0.65                     Sale

          (d)   Not applicable.

          (e)   Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: December 3, 1999



                    /s/ Adrian A. Joseph, Ph.D.
                    -------------------------------
                    Adrian A. Joseph, Ph.D.



                    /s/ Dianna Joseph
                    -------------------------------
                    Dianna Joseph